# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Spade Acquisition III Co, CIK 0002087087
CUSIP: G1154S103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086595

## Reporting persons
- Black Spade Sponsor LLC III: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,120,000; shared voting power 0; sole dispositive power 5,120,000; shared dispositive power 0; aggregate amount beneficially owned 5,120,000 (22.3% of the class)
  Comment: (1) As of March 31, 2026, the Reporting Person may be deemed to beneficially own 5,120,000 Class B Ordinary Shares of the Issuer, representing 22.3% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into Issuer's Class A Ordinary Shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading "Description of Securities - Founders Shares" in the Issuer's prospectus filed pursuant to Rule 424(b)(4) (File No. 333-290602).
  
  Black Spade Sponsor LLC III is the record holder of the shares reported herein. The three managers of the Reporting Person are Dennis Tam, Zoe Tse and Sammy Hsieh. Each manager has one vote, and the approval of two of the three managers is required to approve an action of the Reporting Person. Under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's securities. This is the situation with regard to the Reporting Person. Based upon the foregoing analysis, no individual manager of the Reporting Person exercises voting or dispositive control over any of the securities held by the Reporting Person. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares, and each of them disclaims beneficial ownership of such shares.

## Item 1. Issuer
Name of issuer: Black Spade Acquisition III Co
Address of issuer's principal executive offices: Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong 00000

## Item 2. Person Filing
Name of person filing: Black Spade Sponsor LLC III
Address of principal business office or, if none, residence: Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong, 00000
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,120,000
Percent of class: 22.3%
Sole power to vote or to direct the vote: 5,120,000
Shared power to vote or to direct the vote: -0-
Sole power to dispose or to direct the disposition: 5,120,000
Shared power to dispose or to direct the disposition: -0-

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Black Spade Sponsor LLC III: /s/ Chi Wai Dennis Tam, Chi Wai Dennis Tam/Authorized Signatory (08/25/2026)